July 21, 2008.

BY OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

  RE:
  Dividend Capital Total Realty Trust, Inc.
  Post-Effective Amendment No. 3 to Registration Statement on Form S-11,
   File No. 333-143662

Ladies and Gentlemen:

        On behalf of Dividend Capital Total Realty Trust, Inc., a Maryland corporation (the "Company") and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the "Securities Act") please find attached for filing with the Securities and Exchange Commission (the "Commission") via EDGAR, a complete copy of Post-Effective Amendment No. 3 ("Post-Effective Amendment No. 3") to the above-referenced Registration Statement on Form S-11 (the "Registration Statement").

        Post-Effective Amendment No. 3 includes revisions in response to the comment letter from the Staff of the Commission dated July 3, 2008 (the "Comment Letter").

        This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter. For the Staff's convenience, the Company is providing the Staff with 3 copies of Post-Effective Amendment No. 3, which have been marked to indicate the location of changes from the Post-Effective Amendment No. 2 to the Registration Statement filed on July 1, 2008, together with copies of this response letter as filed with the Commission.

Summary

1.
Please revise the summary section to update the status of your offering, including the amount of shares sold to date, the remaining amount to be offered and the termination date of the offering.

RESPONSE TO COMMENT 1

        The Company has revised the disclosure on page 12 of the "Prospectus Summary" in response to the Staff's comment.

2.
Please disclose in the summary section the amount of dividends declared for the year ended December 31, 2007 and quarter ended March 31, 2008 and the source of those dividends.

RESPONSE TO COMMENT 2

        The Company has revised the disclosure on pages 12 and 13 of the "Prospectus Summary" in response to the Staff's comment.

3.
We note your disclosure of advisor fees paid to date. Please disclose the amount of fees accrued but unpaid, if any.

RESPONSE TO COMMENT 3

        The Company has revised the disclosure on page 7 of the "Prospectus Summary" in response to the Staff's comment.

Investments in Real Properties..., page 65

4.
Please disclose the average rents for each property or for each property type.

RESPONSE TO COMMENT 4

        The Company has revised the disclosure on pages 67 and 68 of the section "Investments in Real Properties, Real Estate Securities and Debt Related Investments" in response to the Staff's comment.

5.
Please disclose the net operating income of your real estate portfolio for the last fiscal year and the most recent interim period. Please break out each property type.

RESPONSE TO COMMENT 5

        The Company has revised the disclosure on page 68 of the section "Investments in Real Properties, Real Estate Securities and Debt Related Investments" in response to the Staff's comment.

6.
Please include disclosure that illustrates the diversification of your real estate portfolio by investment type (e.g. real estate, real estate securities and real estate debt), property type (e.g. office, industrial and retail) and geography.

RESPONSE TO COMMENT 6

        The Company has revised the disclosure on pages 65 and 66 of the section "Investments in Real Properties, Real Estate Securities and Debt Related Investments" in response to the Staff's comment.

7.
Please include a lease expiration table.

RESPONSE TO COMMENT 7

        The Company has revised the disclosure on page 69 of the section "Investments in Real Properties, Real Estate Securities and Debt Related Investments" in response to the Staff's comment.

8.
Please include a summary of your acquisitions and investments since the beginning of the last period for which you have included financial information. Please describe the types of investments, occupancy and average rents, if applicable, total investment cost and yield.

RESPONSE TO COMMENT 8

        The Company respectfully submits that it has already included in the Form S-11 all material information about its acquisitions and investments since the beginning of the last period for which it has included financial information, and the Company will continue to include such information identified by the Staff for future acquisitions or investments that are material to the Company, either individually or in the aggregate.

9.
Please include more detailed disclosure regarding your real estate securities portfolio, including the security type, amount invested, current fair value, ratings, yield and term.

RESPONSE TO COMMENT 9

        The Company has revised the disclosure on page 69 of the section "Investments in Real Properties, Real Estate Securities and Debt Related Investments" in response to the Staff's comment.

10.
Please include more detailed information regarding your debt investments portfolio including investment type, outstanding principal amount, yield, maturity and underlying property type and location.

RESPONSE TO COMMENT 10

        The Company has revised the disclosure on page 70 of the section "Investments in Real Properties, Real Estate Securities and Debt Related Investments" in response to the Staff's comment.

Acknowledgment Statement

        In response to the Staff's request, the Company acknowledges that:

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

        If you should have any questions about this letter or require any further information, please call Phyllis Korff at 212-735-2694.

Very truly yours,
DIVIDEND CAPITAL TOTAL REALTY TRUST, INC.
By:	/s/ GUY M. ARNOLD
Name:	Guy M. Arnold
Position:	President
Cc:
Phyllis G. Korff